UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2018
Commission File Number: 1-32575

Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands
Tel No.: 011 31 70 377 9111
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Royal Dutch Shell plc (the “Registrant”) is filing the following exhibit on this Report on Form 6-K, which is hereby incorporated by reference:

Exhibit No.	Description
99.1	News release.

This Report on Form 6-K is incorporated by reference into:

a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Number 333-222005 and 333-222005-01); and

b)	the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273 and 333-222813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc (Registrant)

By:	/s/ Linda Szymanski

Name: Linda Szymanski
Title: Company Secretary

Date: May 8, 2018